Citigroup Funding Inc.

Pricing Sheet dated November 12, 2010 relating

to the Preliminary Pricing Supplement dated

November 8, 2010

Medium-Term Notes, Series D

No. 2010-MTNDD0677

Registration Statements Nos. 333-157386 and 333-157386-01

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. and International Equities

Market-Linked Notes Based on the Value of the Best Performing Basket of Three Global Equity Baskets

due November 17, 2015

FINAL T E R M S - November 12, 2010
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Issue price:	$10.35 per note (see “Underwriting fee and issue price” below)
Stated principal amount:	$10.00 per note
Aggregate principal amount:	$2,886,640.00
Pricing date:	November 12, 2010
Original issue date:	November 17, 2010
Maturity date:	November 12, 2015
Principal due at maturity:	The payment at maturity may be greater than, equal to, or less than the $10 stated principal amount per note and could be zero.
Interest:	None
Best Performing Global Basket:	Best performing basket of three global equity baskets (each of which we refer to as a “Global Basket”) comprised of the S&P 500® Index, the iShares® MSCI EAFE Index Fund and the iShares® MSCI Emerging Markets Index Fund (each of which we refer to as a basket component). Each Global Basket will consist of these three basket components in which one basket component will be weighted 80% and the other two basket components will be weighted 10% each.
Payment at maturity:	$10 per note plus a note return amount
Note return amount:	The product of (i) $10, (ii) the basket percent change of the best performing Global Basket (which could be negative) and (iii) a participation rate of 100%. As such, only $10 out of $10.35 of an investor’s initial investment per note will participate in the appreciation, if any, of the best performing Global Basket.
Basket percent change:	(final basket value - initial basket value) / initial basket value
Initial basket value:	Set to 100 on the pricing date, based on the sum of (i) the product of the closing level of the S&P 500® Index on the pricing date and its basket composition ratio, (ii) the product of the closing price of the iShares® MSCI EAFE Index Fund on the pricing date and its basket composition ratio, and (iii) the product of the closing price of the iShares® MSCI Emerging Markets Index Fund and its basket composition ratio.
Final basket value:	The final basket value of each Global Basket will equal the closing value of each Global Basket on the valuation date which will equal the sum of (i) with respect to each of the iShares® MSCI EAFE Index Fund and iShares® MSCI Emerging Markets Index Fund, the product of the closing price of the relevant fund shares on the Valuation Date and the related basket composition ratio and (ii) the product of the closing value of the S&P 500® Index on the Valuation Date and its basket composition ratio.
Basket valuation date:	November 12, 2015, subject to adjustment for non-index business days and certain market disruption events
Basket composition ratio:

For each Global Basket, the basket composition ratio for each basket component equals the initial percentage weight of the basket component divided by the closing value or the closing price of that basket component on the pricing date, rounded to eight decimal places

	Basket Component	Global Basket 1 - Basket Composition Ratio for each Basket Component	Global Basket 2 – Basket Composition Ratio for each Basket Component	Global Basket 3 - Basket Composition Ratio for each Basket Component
	The S&P 500 Index (“SPX”)	0.06671058	0.00833882	0.00833882
	iShares MSCI EAFE Index Fund (“EFA UP”)	0.17409471	1.39275766	0.17409471
	iShares MSCI Emerging Markets Index Fund (“EEM UP”)	0.2154708	0.2154708	1.72376643
CUSIP:	17316G644
ISIN:	US17316G6448
Listing:	The notes will not be listed on any securities exchange.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “Supplemental information regarding plan of distribution; conflicts of interest”

Underwriting fee and issue price:	Price to public	Underwriting fee	Proceeds to the issuer
Per note	$10.35	$0.35	$10.00
Total	$2,987,672.40	$101,032.40	$2,886,640.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $0.35 for each note sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $0.35 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in the related pricing supplement for more information.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRELIMINARY PRICING SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS,

EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement, Subject to Completion, filed on November 9, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510253628/d424b2.htm

Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

Prospectus filed on February  18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.